

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2015

James Park
President and Chief Executive Officer
Fitbit, Inc.
405 Howard Street
San Francisco, California 94105

> **Re:** **Fitbit, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 3, 2015**
> **CIK No. 0001447599**

Dear Mr. Park:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

3. In December 2014, a Bloomberg news article reported that "[t]he seven-year-old company has tapped Morgan Stanley to lead an IPO after deciding not to raise financing through a private placement, said one of the people, who asked not to be identified because the information is private. An IPO could raise about $150 million, said another person." Please outline the steps you have taken and will continue to take to keep matters relating to any submission about your offering confidential.

4. We have received your supplemental submission dated March 16, 2015 containing the industry reports referenced in your draft registration statement. Please tell us whether any of the reports were prepared for you.

Prospectus Summary

Overview, page 1

5. Please tell us what consideration you gave to expanding the summary to briefly identify your products, their different functionalities, and prices.

Our Market Opportunity, page 3

6. Please provide us with a detailed analysis for why you believe that your addressable market could be extended to the broader health and fitness market. According to your disclosure the broader health and fitness market includes consumer health products, such as weight management products and dietary supplements, which you do not appear to currently offer.

Our Competitive Strengths, page 4

7. You state that you have more than 16.9 million registered users on your platform. Please provide comparable information as of the end of each fiscal year presented. Such information would appear necessary to provide context and comparability to user growth.

Our Growth Strategy, page 5

8. You state that you intend to further penetrate the corporate wellness market and that your corporate wellness program provides real-time group reporting for company administrators. Tell us what consideration you gave to expanding your disclosure here and on page 81, to address any user privacy concerns not otherwise present in sales to retail users. For example, discuss briefly here, and expand as necessary in MD&A and in your discussion of user privacy on page 80, any measures required to maintain employee privacy regarding information such as personal health data or geographical location of users.

Selected Risks Associated with Our Business, page 5

9.   You describe the differences in voting rights between Class A and B shares. Please expand your description of the two classes of common stock to briefly identify the implications of this corporate structure on purchasers in this offering, such as the type of corporate events where Class B shareholders may be able to impact voting outcomes.

The Offering, page 8

10.   Your disclosures indicate that you may effect a split of your common stock prior to the effectiveness of the registration statement. If you do so, please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the stock split. We refer you to SAB Topic 4(C).

Key Business Metrics

11.   You provide the number of currently registered users on your platform and indicate on page 73 that users with friends are more likely to remain active on your platform for longer than 18 months. Please tell us whether user retention rates are used by your management to evaluate your business, and if so, what consideration you gave to quantifying such rates and disclosing the measure as a key metric.

12.   On page 50 you state that you began selling premium services in July 2010, and on page 23 state that you intend to increase sales of subscription-based premium services in the future. Please tell us whether your management uses any measures to manage the extent to which you are able to convert existing registered users to premium services users and how you measure your ability to retain these users.

13.   Please explain the uncertainty and limitations regarding the relationship between the Devices Sold metric and business growth, and that growth rates between this measure and revenue have not always coincided. For example, from 2011 to 2012 devices sold increased from 0.2 to 1.3 million, while revenues increased from $14.5 to $76.4 million. Expand your disclosure to explain why this metric has not, and may not in the future, always reflect your revenue growth rate experience during that period.

Risk Factors

"Because some of the key components in our products come from limited or sole sources of supply …," page 17

14.   We note your risk factor disclosure heading stating that "[b]ecause some of the key components come from limited or sole sources of supply…." However, the subcaption states that "[m]any of the key components used to manufacture our products..." (emph.

added). Please revise the heading to ensure it emphasizes the nature and extent of the risk consistent with the description in the subcaption.

15.   You state that you have in the past experienced and may in the future experience component shortages. Please expand your disclosure to provide, to the extent material, quantitative or qualitative context to the impact of these shortages.

"Any material disruption or breach of our information technology systems …," page 19

16.   Please revise the heading to ensure that it references the outage you recently experienced. This revision appears necessary to alert investors that the risk is not a mere eventuality and that you have recently experienced such a disruption.

"To date, we have derived substantially all of our revenue from sales …," page 23

17.   Please consider expanding this risk factor to provide quantitative information regarding the amount of revenues attributable to your subscription-based services.

"Our business is subject to a variety of U.S. and foreign laws and regulations …," page 23

18.   Please expand the subcaption to briefly describe the U.S.-E.U. Safe Harbor Framework.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

19.   Your filing presents certain app store rankings and category growth information. For example, you provide:

- iOS App Store ranking during 2014, on page 51;
- Growth of the app category on Google Play in 2014, on page 72; and
- iOS App Store and Google Play rankings for 2014, on page 73.

    Please confirm that you will update this information, to the extent available, to provide comparable information for 2015, prior to effectiveness.

20.   We note your disclosures regarding the increasingly global nature of your business. Please expand your overview to provide a more particularized discussion into your current strategies with respect to continuing this expansion. For example, describe whether you are focusing on particular countries or regions, and identify any corresponding challenges to such growth.

Factors Affecting Our Future Performance

Category Adoption and Market Growth, page 52

21.   You state that consumer spend on the wearable device market is growing faster than any segment in the global consumer electronics market. We note similar disclosure on page 3 of your summary. Please clarify whether the definition of "wearable device" used to extrapolate this data is coterminous with your health- and fitness- oriented offerings.

Operating Results, page 55

22.   We note from your disclosures on page 56 that a substantial majority of your revenue increase was due to an increase in the number of devices sold from 4.5 million in 2013 to 10.9 million in 2014. Please revise your disclosures to clarify the extent to which changes in your revenues are attributable to changes in prices. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 33-6835.

23.   Please clarify your disclosures on page 56 that indicate international revenue increased "to $117.0 million, or 180%." In this respect, it appears as though your international revenues increased "by $117.0 million, or 180%."

24.   We note from your disclosures on page 52 that since the beginning of 2013, you have released five new connected health and fitness devices, including the Fitbit Charge, Fitbit Charge HR, and Fitbit Surge, which were released in the fourth quarter of 2014. Please tell us your consideration of disclosing the impact of introducing these new devices on your revenues for each period presented. We refer you to Section III.B of SEC Release 33-6835.

25.   We note from your disclosures on page F-36 that you added a significant new customer during fiscal 2014. Please tell us your consideration of disclosing the impact this new customer had on your revenues during fiscal 2014.

Liquidity and Capital Resources, page 60

26.   Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose your day's sales outstanding and inventory turnover at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release 33-8350.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common stock valuations, page 68

27.   Please revise to disclose that estimates will not be necessary to determine the fair value of new equity awards once the underlying shares begin trading.

28.   Please tell us the following for stock options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing: the grant date, the number of options or shares granted, the exercise price, and the fair value of the common stock on the grant date. The number of options may be aggregated by month or quarter and the information can be presented as weighted-average per share amounts.

Business

Our Competitive Strengths, page 74

29.   You state that during February 2015, your platform received on average over 150 million daily API requests from third-party apps and sent on average over 15.5 million daily API requests to third-party APIs. Please explain the relevance of this measure, if any, to your revenues and results of operations.

Our Growth Strategy, page 75

30.   You indicate that you intend to further penetrate the corporate wellness market, and that as health care costs continue to rise, more employers will seek to implement such programs. Expand your disclosure here and in MD&A to identify the challenges associated with such sales, such as insurance-related requirements, if any, demonstrating that your solutions deliver cost savings in this area.

Our Commitment to Privacy, page 80

31.   Please expand your disclosure here and elsewhere in the document to explain with more specificity how user information is shared through online social networks or available to third-party app developers.

32.   You state that you only share personally identifiable data in some circumstances such as receipts of search warrants or subpoenas from law enforcement agencies. Please tell us

whether data collected through your devices could be used in civil litigation involving your users, and if so, discuss any resulting material impact on your business.

Sales Channels and Customers

Retail Channels, page 81

33.   We understand from news reports that devices made by certain makers of wearables are no longer being sold through Apple Stores. If true, please describe the strategic or financial impact, if any, on your company and industry.

Competition, page 83

34.   Please tell us what consideration you gave to expanding your disclosure to better distinguish between devices that are health- or fitness- oriented from devices that provide broader functionality.

Description of Capital Stock

Choice of Forum, page 109

35.   Please tell us what consideration you gave to including risk factor disclosure addressing the impact of the exclusive forum provision on investors. Please understand that we may have additional comments once you have filed your amended charter documents.

Consolidated Financial Statements

Note 3. Significant Accounting Policies

Revenue Recognition, page F-13

36.   Please quantify separately the amount of revenues from your subscription-based premium services and corporate dashboard renewals for each period presented.

37.   We note that your hardware contains firmware essential to the functionality of the connected health and fitness devices. We further note from your website that you provide free product enhancements and bug fixes via firmware updates. Please tell us whether you believe these firmware updates represent a separate unit of accounting. We refer you to the guidance in ASC 605-25.

38.   We note that software services are included with your products, which are provided free of charge and enables users to sync, view, and access real-time data on your online dashboard and mobile apps. Please clarify whether you use the BESP or TPE to allocate

revenues for the software services. In this respect, we note from your disclosures that there are no identical or directly comparable products or services. Describe in greater detail how you determined that these software services are currently estimated at $0.99. Tell us how you considered the guidance in ASC 605-25-25-5 in determining whether the software services have stand-alone value. Explain how you determined that ten months is the estimated usage period over which these software services should be recognized. In addition, tell us the amount of software services revenue recognized in each period presented.

39.   We note from your disclosures on page 26 that there are significant costs and risks inherent in conducting business in international markets, including longer collection cycles in some countries. Please tell us the extended payment terms and standard payment terms that you offer to your customers. Quantify how much of your accounts receivable balance and sales relate to extended payment terms. Revise your disclosures to explain how the extended payment terms impact your revenue recognition.

Rights of Return, Stock Rotation Rights, and Price Protection, page F-14

40.   Please clarify when you recognize revenues sold through your network of retailers and distributors. If revenue is recognized based on a sell-through model, tell us how you confirm that an end-user has purchased your product and the product has been delivered. Describe the type of evidence obtained from the retailers and distributors, and the timeliness of this evidence. In addition, we note that you offer limited rights of return, stock rotation rights, and price protection under various policies and programs with your retailer and distributor customers and end-users. Please clarify how your accounting complies with the guidance in ASC 605-15-25-1 and 3.

Note 6.   Balance Sheet Components

Accounts Receivable Reserves, page F-19

41.   Please tell us why your product revenue reserve decreased as a percentage of net sales in fiscal 2014. In this respect, we note that the actual returns taken increased as a percentage of net sales in fiscal 2014.

Accrued Liabilities, page F-20

42.   Please tell us why your product warranty reserve decreased as a percentage of net sales in fiscal 2014, especially considering the significant costs recently incurred as a result of your Fitbit Force Recall. In this respect, we also note that many of your products were only recently released and you appear to have increased sales in the European Union where you provide a two-year warranty.

Fitbit Force Recall Reserve, page F-21

43.   We note that the product recall has no expiration date. Please tell us whether you have incurred additional costs in connection with the Fitbit Force Recall during fiscal 2015.

Note 15.   Net Income (Loss) per Share Attributable to Common Stockholders and Unaudited Pro Forma Net Income (Loss) per Share Attributable to Common Stockholders, page F-35

44.   Please clarify the nature of your $10,175 adjustment in calculating net income attributable to common stockholders—diluted.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Jeffrey R. Vetter, Esq.
        Fenwick & West LLP